Exhibit 6.2

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called “Bank”), and Clair J. Britt (hereinafter called the “Executive”).

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its Executive Vice President and Senior Lending Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive’s services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank’s employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I.	EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other “leave of absences” specifically granted by the Board of Directors.

II.	FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III.	RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV.	EARLY RETIREMENT

The Executive may retire early provided the Executive has attained age fifty-five (55) and has been employed by the Bank for twenty (20) full years from the date of first service. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive’s compensation at said early retirement.

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V.	RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive’s average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from the Bank’s pension plan assuming lifetime with fifteen (15) years certain; (ii) The Bank’s contribution to the Executive’s 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive’s retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401 (k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive’s age sixty-two (62) Social Security benefit. Beginning January 1st following the Executive’s retirement date, the benefits shall be payable annually until the death of the Executive. If, however, the Executive retires on a date other than December 31st, then the payment made January 1st of the year following retirement shall be an amount that is prorated based on the date of retirement. For example, if the Executive retires on April 1, 2002, then the payment made on January 1, 2003 shall be based upon the full annual benefit amount the Executive would have received for a full twelve months prorated for the nine (9) months retired in the year 2002.

Provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI.	DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive’s date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive’s death was caused by suicide on or before September 12, 2003.

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VII.	BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank’s primary federal regulator. The Bank shall establish an accrued liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII.	VESTING

The Executive shall be entitled to receive five percent (5%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX.	OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive’s voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive’s liability reserve account, at termination, multiplied by Executive’s cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the date of the Executive’s termination of service. This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive’s discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive’s liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average Federal Funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive’s death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

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A.)	Discharge for Cause:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term “for cause” shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge “for cause”, such dispute shall be resolved by arbitration as set forth in this Agreement.

B.)	Disability Provision:

In the event the Executive’s employment should terminate due to a total disability, as determined by the Executive’s individual disability insurance policy, one hundred percent (100%) of the balance in the Executive’s accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive’s date of disability, or in lump sum at Bank’s discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive’s annual total compensation and sixty percent (60%) of the Executive’s insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X.	PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive’s annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank’s regular compensation structure.

XI.	NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive’s not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive’s retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

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XII.	CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive’s salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph V. Said benefit shall commence thirty (30) days following said termination of employment.

(A)	For purposes of this Agreement, a Change of Control shall mean:

1.	The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the “Outstanding Holding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the “Outstanding Holding Company Voting Securities”).

Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder’s duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder’s issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an “Exempt Transfer”; or

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2.	Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or
3.	Approval by the shareholders of the Holding Company of a reorganization, merger or. consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

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4.	Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or
5.	The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

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XIII.	BANK CAPITAL

If after the retirement of Executive, the Tier 1 capital of the Bank should fall below the minimum required by the Bank’s regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV.	ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV.	RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or-entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI.	GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

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XVII.	REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraph V above.

XVIII.	AMENDMENT

This Agreement may be amended in whole or in part from time to time by the mutual consent of both the Executive and the Bank.

XIX.	NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX.	HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI.	APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII.	EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII.	CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive’s death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

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If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive’s death), shall notify the Plan Administrator in writing within ninety (90) days [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit any written issues and comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank’s discharge of the Executive “for cause,” such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XXIV.	NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

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IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

/s/ Jan Mastracy	By:	/s/ Robert A. Schick	President/CEO
Secretary			Title

/s/ Jan Mastracy	/s/ Clair J. Britt
Witness	Clair J. Britt

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